
Mail Stop 7010

December 7, 2007

Xu Jie
President and CEO of Wuhan General Group (China), Inc.
c/o Henry I. Rothman
Troutman Sanders LLP
405 Lexington Avenue
New York, NY 10174

Re: Wuhan General Group (China), Inc.
Amendment No. 2 to Registration Statement on Form SB-2
Filed November 20, 2007
File No. 333-141372

Dear Mr. Xu:

We have reviewed your filing and have the following comments.

General

1.   We note your response to comment 1 in our letter dated July 20, 2007. We continue to be concerned that aspects of the transaction being registered, including without limitation, the number of shares underlying the preferred stock and warrants that you are registering for resale and resales by affiliates of broker-dealers and greater than 10% shareholders, suggest that the transaction amounts to an offering on behalf of the issuer. As the company is not eligible to make an offering at the market at this time, you would need to revise the registration statement to fix a price at which all resales would be made and identify all selling stockholders as underwriters. Alternatively, we will not object if you reduce the amount of shares being registered for resale based on a percentage of the amount of shares held by non-affiliates. You may be able to register additional shares for resale at a later date after the selling stockholders have sold all of the shares covered by this registration statement.

Prospectus Summary, page 1

Private Placement, page 2

2.   Please provide tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction

that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Further, please disclose the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of the preferred stock.

3.   Please disclose the following:

- The number of shares outstanding prior to the financing transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;
- The number of selling shareholders and the percentage of the overall offering made by each shareholder;
- The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments; and
- Whether or not any of the selling shareholders is in the business of buying and selling securities.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Liquidity and Capital Resources, page 39

4.   We note your response to comment 7 in our letter dated July 20, 2007. Compare the percentage rate at which accounts receivable increased against the percentage increase in your sales during the nine month period ended September 30, 2007. Also disclose the material terms of the loan the Hubei Dilong Industrial Group and the purpose of the loan. Describe any relationship between Hubei Dilong Industrial Group and any of your officers, directors or any of their affiliates.

Interim Financial Statements

General

5.   On page 30, you disclose that you entered into a contract with Jiangsu Huangli Paper Industry Co., Ltd. to build a thermal electric power plant. If they fail to make timely payments, you are contractually bound to assume the cost to continue with the construction of the power plant. Please address the following:

- Please disclose how you are accounting for this arrangement;
- Please help us understand how you determined it is appropriate to reflect amounts related to this contract in revenue in light of your principal business activities disclosed on page F-31 and the general description of revenue-earning activities provided in SAB Topic 13:A.1;
- Please disclose whether you will be using this power plant for your operations as well as whether you will have any ongoing obligations related to this power plant; and
- Please disclose whether Jiangsu Huangli Paper Industry Co., Ltd. is a related party.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

(l) Revenue Recognition, page F-33

6.   You state that revenue from the sale of blower products and generating equipment is recognized at the time of the transfer of risks and rewards of ownership, which generally occurs when the goods are delivered to customers and the title passes. On page 40 you disclose that in standard sales contracts, you receive 60% of the purchase price of a piece of equipment at the time of delivery. You receive an additional 30% of the purchase price when the equipment is installed and runs without problems for 72 hours. However, since your equipment is generally a component of a larger project, there are times that customers do not allow you to install the equipment upon delivery. You receive the final 10% at 18 months following the installation.

In light of the installation and apparent acceptance clauses in your standard sales contracts, please help us understand how you determined revenue should generally be recognized when the equipment is delivered to the customer. Refer to SAB Topic 13:A.3.b and c.

Note 9. Construction in Progress, page F-41

7.   Please clarify in your disclosure how you arrived at the amount of Construction in Progress recorded on the balance sheet based on the amounts included in your table of major contract jobs.

Note 15. Capitalization, page F-45

8.   We have reviewed your response to comment 14. Please address the following:

- Please tell us for the conversion feature as well as the warrants issued whether you are permitted to settle the contract in registered or unregistered shares and whether

> you are required to make cash payments in the event you are unable to make timely filings with the SEC. Please refer to paragraphs 12-18 and 25 of EITF 00-19;
> - Please provide us with detailed computations which support your conclusion that there are no beneficial conversion features. Please refer to EITF 98-5 and EITF 00-27, with particular attention to paragraphs 5 to 7 of EITF 00-27;
> - Your response indicates that there are no terms within your contracts that require top-off or make whole provisions. Your disclosure on page 2 indicates that there are "make good" provisions included in the agreements. In light of these, tell us how you determined you met the criteria of paragraph 26 of EITF 00-19. Please also disclose how the escrowed shares related to this provision are treated for purposes of calculating EPS as well as how they are reflected on your balance sheets; and
> - You disclose on page 2 that you may be required to pay liquidated damages related to a registration rights agreement. Please disclose how you account for this provision in accordance with FSP EITF 00-19-2, including whether you have accrued any amounts related to this provision. Please also provide the disclosures required by paragraph 12 of this FSP.

<u>Exhibit 23.1</u>

9.   Please make arrangements with Samuel H. Wong & Co., LLP to have them also consent to the reference to them under the Experts section.

As appropriate, please amend your registration statement in response to these comments. You may contact Gus Rodriguez at (202) 551-3752 or Nudrat Salik at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief